Exhibit 99(c)(3)

Confidential Presentation to: The Special Committee of Kenneth Cole Productions, Inc. Regarding: Project SILVER June 5, 2012

Notice to Recipient Confidential “Bank of America Merrill Lynch” is the marketing name for the global banking and global markets businesses of Bank of America Corporation. Lending, derivatives, and other commercial banking activities are performed globally by banking affiliates of Bank of America Corporation, including Bank of America, N.A., member FDIC. Securities, strategic advisory, and other investment banking activities are performed globally by investment banking affiliates of Bank of America Corporation (“Investment Banking Affiliates”), including, in the United States, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Merrill Lynch Professional Clearing Corp., which are both registered broker dealers and members of FINRA and SIPC, and, in other jurisdictions, by locally registered entities. Investment products offered by Investment Banking Affiliates: Are Not FDIC Insured * May Lose Value * Are Not Bank Guaranteed. These materials have been prepared by one or more subsidiaries of Bank of America Corporation for the client or potential client to whom such materials are directly addressed and delivered (“KCP”, “Kenneth Cole Productions”, or the “Company”) in connection with an actual or potential mandate or engagement and may not be used or relied upon for any purpose other than as specifically contemplated by a written agreement with us. These materials are based on information provided by or on behalf of the Company and/or other potential transaction participants, from public sources or otherwise reviewed by us. We assume no responsibility for independent investigation or verification of such information (including, without limitation, data from third party suppliers) and have relied on such information being complete and accurate in all material respects. To the extent such information includes estimates and forecasts of future financial performance prepared by or reviewed with the managements of the Company and/or other potential transaction participants or obtained from public sources, we have assumed that such estimates and forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of such managements (or, with respect to estimates and forecasts obtained from public sources, represent reasonable estimates). No representation or warranty, express or implied, is made as to the accuracy or completeness of such information and nothing contained herein is, or shall be relied upon as, a representation, whether as to the past, the present or the future. 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The BAC Group prohibits employees from, directly or indirectly, offering a favorable research rating or specific price target, or offering to change a rating or price target to a subject company as consideration or inducement for the receipt of business or for compensation and the BAC Group prohibits research analysts from being directly compensated for involvement in investment banking transactions. We are required to obtain, verify and record certain information that identifies the Company, which information includes the name and address of the Company and other information that will allow us to identify the Company in accordance, as applicable, with the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) and such other laws, rules and regulations as applicable within and outside the United States. We do not provide legal, compliance, tax or accounting advice. Accordingly, any statements contained herein as to tax matters were neither written nor intended by us to be used and cannot be used by any taxpayer for the purpose of avoiding tax penalties that may be imposed on such taxpayer. If any person uses or refers to any such tax statement in promoting, marketing or recommending a partnership or other entity, investment plan or arrangement to any taxpayer, then the statement expressed herein is being delivered to support the promotion or marketing of the transaction or matter addressed and the recipient should seek advice based on its particular circumstances from an independent tax advisor. Notwithstanding anything that may appear herein or in other materials to the contrary, the Company shall be permitted to disclose the tax treatment and tax structure of a transaction (including any materials, opinions or analyses relating to such tax treatment or tax structure, but without disclosure of identifying information or, except to the extent relating to such tax structure or tax treatment, any nonpublic commercial or financial information) on and after the earliest to occur of the date of (i) public announcement of discussions relating to such transaction, (ii) public announcement of such transaction or (iii) execution of a definitive agreement (with or without conditions) to enter into such transaction; provided, however, that if such transaction is not consummated for any reason, the provisions of this sentence shall cease to apply. Copyright 2012 Bank of America Corporation.

Table of Contents Table of Contents 1. Proposed Transaction 1 2. Financial Analysis 5 Appendix 11

Proposed Transaction

Summary of Selected Transaction Terms

Transaction Structure	■ Merger of a wholly-owned subsidiary of a company formed by Kenneth Cole (such entity, "Parent") with and into Kenneth Cole Productions, Inc. ("KCP", "Kenneth Cole Productions" or the "Company")
Per Share Consideration	■ $15.25 per share in cash for each outstanding share of KCP Class A common stock not currently owned by Kenneth Cole and his family ■ 17% premium to KCP's unaffected closing share price on February 23, 2012 (1)
Total Consideration	■ $294 million implied equity value / $245 million implied transaction value (2)
Treatment of Options and Restricted Stock	■ All in-the-money options to purchase KCP Class A common stock (whether vested or unvested) entitled to receive difference, if any, of per share consideration less applicable exercise price (less taxes required to be withheld) ■ Restricted stock under Kenneth Cole Productions stock plans will be amended and holders thereof will be entitled to receive upon vesting per share consideration for each outstanding share (less taxes required to be withheld) ■ Options and other awards held by Mr. Cole will be cancelled
Financing	■ Executed debt financing commitment letter from Wells Fargo Bank, National Association; 1903 Onshore Funding, LCC (a fund controlled by Tennenbaum Capital Partners, LLC); and Special Value Continuation Partners LP ■ Debt financing package consisting of asset-based revolving credit facility and term loan – $110 million asset-based revolving credit facility (~$53 million expected to be drawn at closing) – $55 million term loan ■ Executed equity financing commitment letters from Cole Family Holdco, LLC and Marlin Equities VII, LLC

Source: Draft, dated June 4, 2012, of Agreement and Plan of Merger, Kenneth Cole Productions management and FactSet.
(1) Closing share price of $13.07 on February 23, 2012, the last trading day prior to announcement that Kenneth Cole submitted an initial offer to acquire KCP for $15.00 per share.
(2) Based on 10.3 million class A shares and 8.0 million class B shares outstanding, 2.5 million options outstanding with a weighted average exercise price of $16.24 per share (strike prices ranging from $5.36 – $34.27 per share) and 0.5 million restricted stock units ("RSUs"). Calculated pursuant to the treasury stock method. Assumes all options and stock awards outstanding vest upon change of control. Assumes cash of $49 million as of March 31, 2012.

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Bank of America Merrill Lynch

Summary of Selected Transaction Terms (Cont’d) No-Shop Provision ? No-shop provision, subject to exercise of KCP’s Special Committee’s fiduciary duties with respect to a superior proposal ? Mutual written consent ? If the merger has not been consummated within 180 days from signing of the merger agreement ? By the non-breaching party if the other party materially breaches the merger agreement Certain Termination Provisions ? Change in recommendation by the Company Board or the Special Committee in response to a superior proposal or an intervening event ? Under certain circumstances, expenses must be reimbursed by the other party, the Company will pay a $3 million termination fee in connection with a change in recommendation and Parent will pay the Company, in the case of failure to obtain financing, a $3 million fee, or in the case of a material uncured breach by Parent, a $15 million fee ? Approval by a majority of the outstanding shares of KCP Class A common stock held by shareholders other than family shareholders, including Mr. Cole and affiliates or associates of family shareholders Certain Closing Conditions ? Absence of legal prohibitions ? No KCP material adverse effect

Implied Transaction Multiples

Kenneth Cole Productions

				KCP Unaffected Closing Share Price[1]	Per Share Consideration
Share Prices				**$13.07**	**$15.25**
Premium / (Discount) to:	*Closing Share Price ($14.64) (6/4/12)*			(11%)	4%
	Unaffected Share Price ($13.07) (2/23/12) [1]			0%	17%
	45-Day Average ($11.94) [2]			9%	28%
	52-Week High ($13.98) (2/25/11) [2]			(7%)	9%
Diluted Share Count [3]				19.112	19.259
Implied Equity Value				$250	$294
Plus: Debt [4]				0	0
Less: Cash [4]				(49)	(49)
Implied Enterprise Value				$201	$245
Implied Enterprise Value as a Multiple of:			Metrics:		
	Sales	LTM *(3/31/12)*	$478	0.42x	0.51x
		2012E	487	0.41	0.50
		2013E	544	0.37	0.45
	Adjusted EBITDA [5]	LTM *(3/31/12)*	$24	8.2x	10.0x
		2012E	21	9.4	11.4
		2013E	30	6.6	8.1
Share Price as a Multiple of:					
	Adjusted EPS [6]	2012E	$0.40	32.7x	38.2x
		2013E	0.60	21.6	25.2

Source: Public filings and Kenneth Cole Productions management projections.
Note: Dollars in millions, except per share values.
(1) *Closing share price on February 23, 2012, the last trading day prior to announcement that Kenneth Cole submitted an initial offer to acquire KCP for $15.00 per share.*
(2) *Based on the 45 days and 52 weeks prior to February 23, 2012, the last trading day prior to announcement that Kenneth Cole submitted an initial offer to acquire KCP for $15.00 per share.*
(3) *Based on 10.3 million class A shares and 8.0 million class B shares outstanding, 2.5 million options outstanding with a weighted average exercise price of $16.24 per share (strike prices ranging from $5.36 – $34.27 per share) and 0.5 million RSUs. Calculated pursuant to the treasury stock method. Assumes all options and stock awards outstanding vest upon change of control.*
(4) *Projected debt and cash balances as of March 31, 2012.*
(5) *Burdened for stock-based compensation and adjusted for one-time expenses and impairment charges.*
(6) *Adjusted for one-time items and normalized taxes.*

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Bank of America Merrill Lynch

Transaction Sources and Uses % of Pro Forma Sources $ Capitalization Excess Cash (1) $40 -—New $110 million Asset-Based Revolving Credit Facility (L+200 bps) 53 20% New Term Loan (L+850 bps) (2) 55 21% Kenneth Cole Rollover Equity (3) 131 49% New Equity 26 10% Total Sources $305 100% % of Uses $ Total Purchase of Kenneth Cole Productions Equity (4) $294 96% Transaction Fees and Expenses 8 3% Financing Fees 4 1% Total Uses $305 100%             Source: Kenneth Cole Productions management. Note: Dollars in millions. (1) Projected cash balance as of September 30, 2012 less required minimum cash of $5 million, as per Kenneth Cole Productions management. (2) Subject to 1.0% LIBOR floor. (3) Based on $15.25 per share price, assuming Kenneth Cole ownership of 0.5 million Class A common shares, 8.0 million Class B common shares, 0.1 million restricted shares and 0.6 million in-the-money options at a weighted average strike price of $11.25 per share (strike prices ranging from $5.36 – $14.84 per share). (4) Based on a $15.25 per share price, assuming 10.3 million class A shares and 8.0 million class B shares outstanding, 2.5 million options outstanding with a weighted average exercise price of $16.24 per share (strike prices ranging from $5.36 – $34.27 per share) and 0.5 million RSUs. Calculated pursuant to the treasury stock method. Assumes all options and stock awards outstanding vest upon change of control.

Financial Analysis

Financial Summary
Kenneth Cole Productions Management Projections

	Historical					KCP Management Projections			CAGR	
	Fiscal Year Ending December 31,									
	2008A	2009A	2010A	2011A	LTM (3/31/12)	2012E	2013E	2014E	'11A - '12E	'12E - '14E
Revenue	$492	$410	$457	$479	$478	$487	$544	$605	2%	11%
% Growth	*(4%)*	*(17%)*	*11%*	*5%*	*--*	*2%*	*12%*	*11%*		
Gross Profit	199	171	196	185	187	194	218	245	5%	12%
% Margin	*40%*	*42%*	*43%*	*39%*	*39%*	*40%*	*40%*	*40%*		
Adjusted EBITDA (1)	(0)	(1)	19	21	24	21	30	42	2%	40%
% Margin	*(0%)*	*(0%)*	*4%*	*4%*	*5%*	*4%*	*6%*	*7%*		
Adjusted EBIT (1)	(9)	(11)	9	11	15	11	19	30	(3%)	66%
% Margin	*(2%)*	*(3%)*	*2%*	*2%*	*3%*	*2%*	*3%*	*5%*		
Adjusted EPS (2)	($0.19)	($0.38)	$0.31	$0.40	---	$0.40	$0.60	$0.95	(1%)	54%
Free Cash Flow (3)	6	4	13	(22) (4)	(3)	12	31	28	NM	52%

Source: Public filings and Kenneth Cole Productions management projections.
Note: Dollars in millions, except per share values. "NM" denotes data not meaningful.
(1) Burdened for stock-based compensation and adjusted for one-time expenses and impairments.
(2) Adjusted for one-time items and normalized taxes.
(3) Calculated as cash flow from operations less capital expenditures, including purchase of intangible assets.
(4) Includes cash impact of one-time items, including $7.0 million of lease contract termination payments and $5.7 million of executive severance. Additionally, cash flows were negatively impacted by an increase in net working capital due to internalizing women's sportswear licensing.

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Bank of America Merrill Lynch

Segment Financial Summary

Kenneth Cole Productions Management Projections

	Historical					KCP Management Projections			CAGR	
	Fiscal Year Ending December 31,									
	2008A	2009A	2010A	2011A	LTM (3/31/12)	2012E	2013E	2014E	'11A - '12E	'12E - '14E
Revenue										
Wholesale	$267	$201	$219	$268	$271	$274	$310	$345	2%	12%
Consumer Direct	181	170	192	164	162	169	186	209	3%	11%
Royalty Income	44	39	46	46	46	44	47	52	(4%)	8%
Total Revenue	**$492**	**$410**	**$457**	**$479**	**$478**	**$487**	**$544**	**$605**	**2%**	**11%**
% Growth:										
Wholesale	*(8%)*	*(25%)*	*9%*	*22%*	--	*2%*	*13%*	*11%*		
Consumer Direct	*3%*	*(7%)*	*13%*	*(15%)*	--	*3%*	*11%*	*12%*		
Royalty Income	*(1%)*	*(10%)*	*16%*	*1%*	--	*(4%)*	*5%*	*11%*		
Total Revenue	***(4%)***	***(17%)***	***11%***	***5%***	--	***2%***	***12%***	***11%***		
Segment Income										
Wholesale	$28	$18	$24	$20	$22	$23	$30	$36	16%	24%
Consumer Direct	(17)	(20)	(13)	(10)	(7)	(8)	(6)	(2)	NM	NM
Licensing / International	35	34	41	42	41	41	44	49	(1%)	9%
Segment Income [(1)]	**$46**	**$33**	**$52**	**$52**	**$55**	**$57**	**$68**	**$83**	**10%**	**21%**
% Margin:										
Wholesale	*10%*	*9%*	*11%*	*8%*	*8%*	*9%*	*10%*	*10%*		
Consumer Direct	*(10%)*	*(12%)*	*(7%)*	*(6%)*	*(4%)*	*(5%)*	*(3%)*	*(1%)*		
Segment Income	***9%***	***8%***	***11%***	***11%***	***12%***	***12%***	***12%***	***14%***		
Less: Other Corporate Expenses	(55)	(44)	(43)	(40)	(40)	(46)	(49)	(53)		
Consolidated Adjusted EBIT [(2)]	**($9)**	**($11)**	**$9**	**$11**	**$15**	**$11**	**$19**	**$30**	**(3%)**	**66%**

Source: Public filings and Kenneth Cole Productions management projections.
Note: Dollars in millions. "NM" denotes data not meaningful. Per Kenneth Cole Productions management, wholesale revenue includes international licensing but is excluded in segment income and included in licensing income.
(1) Segment income includes corporate overhead.
(2) Burdened for stock-based compensation and adjusted for one-time expenses and impairments.

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Bank of America Merrill Lynch

Kenneth Cole Productions Reference Range Summary

Implied Kenneth Cole Productions Per Share Reference Ranges



Potential Tax Benefits per Share [1]
$25.00
$20.00
$15.00
$10.00
$5.00
$13.98
$10.15
$15.85
$11.60
$9.40
$14.00
$11.55
$18.80
$17.30
$13.65
Per Share Consideration: $15.25
KCP Unaffected Closing Share Price: $13.07 [2]

Methodology:	52-Week Share Price Range [3]	Analyst Share Price Target [4]	Selected Public Companies Analysis	Selected Precedent Transactions Analysis	Discounted Cash Flow Analysis [5]
Assumptions:	Low / High	Share Price Target	2012E Adjusted EBITDA [6]	LTM 3/31/12 Adjusted EBITDA [6]	Discount Rate
	$10.15 - $13.98	$18.00	$21	$24	11.0% - 13.0%
		Cost of Equity	Selected Multiple Range	Selected Multiple Range	Perpetuity Growth Rate
		13.5%	6.0x - 8.0x	7.0x - 9.0x	2.5% - 3.5%

Source: Kenneth Cole Productions management projections, public filings, Wall Street research, FactSet and CapitalIQ.

Note: Dollars in millions, except per share values. Per share values rounded to nearest $0.05 except 52-week high / low. Based on 10.3 million class A shares and 8.0 million class B shares outstanding, 2.5 million options outstanding with a weighted average exercise price of $16.24 per share (strike prices ranging from $5.36 – $34.27 per share) and 0.5 million RSUs. Calculated pursuant to the treasury stock method. Assumes all options and stock awards outstanding vest upon change of control. Calculated pursuant to the treasury stock method. Assumes all options and stock awards outstanding vest upon change of control. Assumes cash of $49 million as of March 31, 2012.

(1) Includes potential tax benefits from deferred tax assets and net operating losses ("NOLs").
(2) Closing share price on February 23, 2012, the last trading day prior to announcement that Kenneth Cole submitted an initial offer to acquire KCP for $15.00 per share.
(3) For informational purposes. Reflects 52-week high / low as of February 23, 2012, the last trading day prior to announcement that Kenneth Cole submitted an initial offer to acquire KCP for $15.00 per share.
(4) For informational purposes. Reflects B. Riley & Co. forward share price target discounted one year at cost of equity of 13.5%.
(5) Discounted to June 30, 2012 using mid-year convention. Normalized depreciation and amortization calculated as 90.7% of normalized 2014E capital expenditures.
(6) Burdened for stock-based compensation and adjusted for one-time expenses and impairments.

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Bank of America Merrill Lynch

Selected Public Companies EV / 2012E EBITDA 12.0x 10.1x 9.4x 7.9x 8.0x 7.6x 7.6x 7.1x 6.4x 6.2x 6.0x 6.0x 5.8x 5.1x 4.0x 0.0x Oxford Perry True Jones Wolverine Steve Fossil Genesco Deckers Iconix KCP (1) KCP (1) Ellis Religion Group Madden Apparel Footwear & Accessories Brand Management KCP (Research)(1) KCP (Mgmt.) (1)             Source: Kenneth Cole Productions management projections, public filings, FactSet, Capital IQ, Wall Street research consensus estimates as of June 4, 2012. Note: Selected public companies exclude Cherokee and Fifth & Pacific as Cherokee multiples are not publicly available and Fifth & Pacific multiples are not meaningful due to depressed levels of EBITDA. (1) KCP implied multiples based on unaffected closing share price of $13.07 on February 23, 2012, the last trading day prior to announcement that Kenneth Cole submitted an initial offer to acquire KCP for $15.00 per share. KCP EBITDA burdened for stock-based compensation and adjusted for one-time expenses and impairment charges.

Selected Precedent Transactions Selected Branded Transactions – LTM EBITDA Multiple 14.0x 12.6x Implied KCP LTM EBITDA Multiple at Per Share 11.3x Consideration of $15.25 10.5x per share: 10.0x 8.7x 8.9x 8.3x 8.4x 8.0x 7.4x 7.3x 7.0x 6.2x 6.2x 6.0x 3.5x 0.0x Collective Brands / Tommy Hilfiger/ Timberland/ Kellwood/ Stride Rite/ Tommy Hilfiger/ Maxwell Shoes/ Hat World/ Converse/ Nautica/ Tommy Nine West/ Wolverine, Phillips-Van VF Corp Sun Capital Payless Apax Jones Genesco Nike VF Corp Bahama/ Oxford Jones Blum, Golden Heusen Gate Date: May-12 Jun-11 Mar-10 Sep-07 May-07 Dec-05 Jun-04 Feb-04 Jul-03 Jul-03 Apr-03 Mar-99 Transaction $1,810 $2,016 $3,140 $926 $874 $1,379 $265 $177 $324 $507 $325 $1,408 Value:             Source: Wall Street research, public filings, press releases and other publicly available sources. Note: Dollars in millions.

Discounted Cash Flow Analysis

	Fiscal Year Ending Dec. 31,						Normalized
	2010A	2011A	2012E Q1 - Q2	2012E Q3 - Q4	2013E	2014E	2014E
Sales	$457	$479	$222	$265	$544	$605	$605
% Growth	*11.4%*	*4.7%*	*(0.5%)*	*2.4%*	*11.6%*	*11.4%*	*2.0%*
Adjusted EBITDA [1]	$19	$21	$2	$19	$30	$42	$42
% Margin	*4.1%*	*4.4%*	*1.1%*	*7.2%*	*5.6%*	*6.9%*	*6.9%*
Adjusted EBIT [1]	$9	$11	($3)	$14	$19	$30	$35
% Margin	*2.1%*	*2.4%*	*(1.2%)*	*5.1%*	*3.4%*	*5.0%*	*5.7%*
Tax-Effected Adjusted EBIT [1][2]	$7	$8	($2)	$8	$11	$19	$21
Plus: Depreciation & Amortization	9	10	5	6	12	12	7
Less: Capital Expenditures	(4)	(3)	(4)	(7)	(9)	(8)	(8)
Less: Change in Operating Assets & Liabilities	3	(31)	(13)	11	7	2	0
Unlevered Free Cash Flow	**$15**	**($17)**	**($13)**	**$18**	**$20**	**$24**	**$21**

Discount Rate	Discounted Cash Flows Q3-Q4 2012E – 2014E		PV of Terminal Value at Perpetuity Growth Rate 2.5%	3.0%	3.5%		Implied Enterprise Value at Perpetuity Growth Rate 2.5%	3.0%	3.5%
11.0%	$56		$203	$216	$232		$259	$272	$288
12.0%	55	+	178	189	201	=	233	244	256
13.0%	55		158	167	177		213	222	231

Discount Rate	Cash [3]		Implied Per Share Equity Value at Perpetuity Growth Rate 2.5%	3.0%	3.5%	Implied Adjusted EBITDA Multiple [1] 2.5%	3.0%	3.5%
11.0%	$48		$15.90	$16.55	$17.30	6.3x	6.7x	7.2x
12.0%	48	=	14.65	15.20	15.80	5.6	6.0	6.4
13.0%	48		13.65	14.10	14.55	5.1	5.4	5.7

Source: Public filings and Kenneth Cole Productions management projections.

Note: Dollars in millions, except per share values. Per share values rounded to nearest $0.05. Present values as of June 30, 2012, using mid-year convention. Normalized terminal value year assumes 2% inflation and 10-year depreciation period with normalized depreciation equal to 90.7% of capital expenditures. Implied equity value per share based on 10.3 million class A shares and 8.0 million class B shares outstanding, 2.5 million options outstanding with a weighted average exercise price of $16.24 per share (strike prices ranging from $5.36 – $34.27 per share) and 0.5 million RSUs. Calculated pursuant to the treasury stock method. Assumes all options and stock awards outstanding vest upon change of control.

(1) Burdened for stock-based compensation and adjusted for one-time expenses and impairment charges.

(2) Assumes 39.0% normalized tax rate for the projection period.

(3) Assumes cash of $48 million as of June 30, 2012.

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Appendix

Appendix

Kenneth Cole Productions Historical Share Price Performance

Past Three Years

KCP Share Price Performance

Since	Through 06/04/12			Through 02/23/12		
	High	Average	Low	High	Average	Low
1-Month	$15.10	$14.92	$14.40	$13.07	$12.68	$12.10
YTD	16.35	14.52	11.09	13.07	12.30	11.09
02/23/11	16.35	12.81	10.15	13.98	12.02	10.15
06/04/11	16.35	12.73	10.15	13.58	11.61	10.15
06/04/10	16.89	13.00	10.15	16.89	12.57	10.15
06/04/09	16.89	12.07	6.53	16.89	11.71	6.53



$18.00
$15.00
$12.00
$9.00
$6.00
$3.00
$0.00
06/04/09
01/08/10
08/16/10
03/23/11
10/28/11
06/04/12
KCP Closing Share Price (06/04/12) $14.64
08/06/09 KCP reported Q2 2009 earnings of ($0.18) per share, above previous guidance of ($0.25) – ($0.30) per share
02/12/10 KCP revised Q4 2009 earnings estimates to $0.21 per share, up from previous guidance of $0.04 – $0.08 per share
09/17/10 Bloomberg reported that KCP was in talks with Iconix about a potential sale of KCP
10/25/10 New York Times reported that talks between Kenneth Cole and Iconix had stalled and were unlikely to resume soon
02/28/11 KCP reported Q4 2010 earnings below Wall Street estimates, and announced that CEO Jill Granoff had resigned
06/09/11 KCP announced that Paul Blum would join the Company as Chief Executive Officer
02/24/12 Kenneth Cole offered to acquire all outstanding shares of the Company's Class A common stock that he did not already own for $15.00 per share in cash
05/03/2012 KCP reported Q1 2012 earnings below Wall Street estimates, and reported consumer direct comparable store sales decline of 2.0%, representing the fifth straight quarter of comparable store sales declines

Source: FactSet.

Note: Prices reflect closing share price for the respective day.

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Appendix Kenneth Cole Productions Relative Share Price Performance Past Three Years Relative Share Price Performance (1) 350% Through 06/04/12 Through 02/23/12 Selected Selected Since KCP S&P 500 Companies(2) KCP S&P 500 Companies(2) 1-Month (3) (3%) (7%) (8%) 8% 4% 8% 300% 2/23/2012 12% (6%) (8%) — — —YTD 38% 2% 0% 23% 8% 12% 06/04/11 27% (2%) (0%) 13% 5% 9% 06/04/10 28% 20% 40% 14% 28% 61% 06/04/09 98% 36% 108% 77% 45% 148% 250% Selected Companies(2) +108% Kenneth Cole 200% Productions +98% 150% S&P 500 +36% 100% 50% 06/04/09 01/08/10 08/16/10 03/23/11 10/28/11 06/04/12             Source: FactSet. Note: Prices reflect closing share price for the respective day. (1) Based on closing share prices on June 4, 2012. (2) Selected Companies include Cherokee, Deckers, Fifth & Pacific, Fossil, Genesco, Iconix, Jones Apparel Group, Oxford Industries, Perry Ellis, Steve Madden, True Religion and Wolverine Worldwide. (3) Reflects 1-month share price performance from June 4, 2012 and February 23, 2012, respectively.

Appendix
Illustrative Present Value of KCP Potential Tax Benefits

Section 382 Limitation (1)	
Implied Equity Value (2)	$294
Long-Term Tax-Exempt Rate (3)	3.26%
382 Base Limitation *(Annual Limitation)*	**$10**

Net Built-in-Gain Limitation (4)	
Built-in-Gain (4)	$115
15-Year Limitation	15
Annual Limitation *(First 5 Years)*	**$8**

Projected Tax Benefits

	2H 2012E	2013E	2014E	2015E (5)	2016E and Thereafter (6)
KCP Pre-Tax Earnings	$13.6	$18.8	$30.5	$37.0	
Permanent Items (7)	0.1	0.3	0.3	0.3	
Profit Before Tax	$13.7	$19.1	$30.8	$37.3	
Deferred Tax Asset Benefit (8)	$4.5	$1.0	$2.5	$6.4	$39.4
NOL Utilized (9)	9.3	17.3	17.3	9.5	--
Total Tax Benefit	$13.7	$18.2	$19.8	$15.8	$39.4
After-Tax Cash Flow Impact (10)	**$5.4**	**$7.1**	**$7.7**	**$6.2**	**$15.4**
Beginning NOL Balance (10)	$53.3	$44.0	$26.7	$9.5	
Less: NOL Utilized	(9.3)	(17.3)	(17.3)	(9.5)	
Ending NOL Balance	**$44.0**	**$26.7**	**$9.5**	**$0.0**	

Net Present Value of Potential Tax Benefits (11)

Discount Rate	Implied Value	Implied Value Per Share (11)
8.0%	$29.5	$1.55
10.0%	28.0	1.45
12.0%	26.7	1.40

Source: Kenneth Cole Productions management projections.

Note: Subject to change. Based on tax data as provided by Kenneth Cole Productions as of May 21, 2012. BofA Merrill Lynch does not provide tax advice, and nothing herein shall constitute or be construed as tax advice. Dollars in millions, except per share values.

(1) *Section 382 limitation based on data provided by Kenneth Cole Productions management.*

(2) *Based on a $15.25 per share price, assuming 10.3 million class A shares and 8.0 million class B shares outstanding, 2.5 million options outstanding with a weighted average exercise price of $16.24 per share (strike prices ranging from $5.36 – $34.27 per share) and 0.5 million RSUs. Calculated pursuant to the treasury stock method. Assumes all options and stock awards outstanding vest upon change of control.*

(3) *Long-term exempt AFR as of May 2012, as provided by Kenneth Cole Productions management.*

(4) *Net built-in-gain limitation as per Kenneth Cole Productions management.*

(5) *Illustrative 2015E pretax earnings as provided by Kenneth Cole Productions management.*

(6) *Reflects deferred tax asset benefits of $21 million realized from 2016E through 2022E and $18 million realized thereafter with an average utilization period of 25 years per Kenneth Cole Productions management.*

(7) *As provided by Kenneth Cole Productions management.*

(8) *Includes deferred tax asset benefits, including items such as deferred compensation, depreciation and amortization, as per Kenneth Cole Productions management.*

(9) *Reflects minimum of (i) profit before tax less deferred tax asset benefit, (ii) sum of annual limitations ($17 million, including $9 million of section 382 limitation and $8 million of net built-in-gain limitation) and (iii) beginning NOL balance of the respective year.*

(10) *2H 2012 beginning balance of $55 million per Kenneth Cole Productions management. Assumes 39% tax rate.*

(11) *Present values discounted to June 30, 2012 using mid-year convention. Assumes 19 million diluted shares per Kenneth Cole Productions management. Per share values rounded to nearest $0.05.*

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